Exhibit 11
BNP U.S. FUNDING L.L.C.

COMPUTATION OF NET GAIN PER COMMON SECURITY

(in thousands, except per share data)

For the Year Ended December 31, 2006
Net income	$57,603
Less: preferred securities dividend requirement	38,690
Net gain applicable to common securities	$18,913

Securities:
Weighted average number of common securities outstanding	53,011
Net gain per common security	$356.78